Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

06011765

8 March, 2

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release published by the Company on 8 March, 2006 and Stock Exchange Announcements published on 7 and 8 March, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

3/21

DEUTSCHE BANK AG'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Deutsche Bank AG notified on 6 March, 2006 that at the close of business on 3 March, 2006 Deutsche Bank AG, and its subsidiary companies were in possession of 712 702 shares of KCI Konecranes Plc. The holding represented 4.88 % of KCI Konecranes total amount of shares and voting rights.

Holdings between the companies were registered as follows:

	Shares
Deutsche Bank AG	479 396
Deutsche Bank Securities Inc.	22 807
DWS Investment GmbH	210 000
Deutsche Asset Management Investment GmbH	499
TOTAL	712 702

On the basis of a previous announcement, Deutsche Bank AG and its subsidiary companies were in possession of 5.57 % of the share capital and of the voting rights of KCI Konecranes Plc on 24 February, 2006.

KCI Konecranes has only one class of shares and each share entitles to one vote.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES ANNUAL GENERAL MEETING

The Annual General Meeting of KCI Konecranes Plc was held at the company headquarters in Hyvinkää, Finland on 8 March, 2006. The Meeting approved the company's income statement and balance sheet for the fiscal year 2005 and discharged the Board and Managing Director from liability.

The Annual General Meeting adopted the Board's proposal that a dividend of EUR 1.10 be paid on each of the 14,390,380 shares (before share split) for a total of EUR 15,829,418.00 and that the rest EUR 45,782,827.69 be retained and carried forward. The Company holds 210,650 own shares on which dividend shall not be paid. The record date for the dividend payment is 13 March 2006 and the dividend will be paid on 20 March 2006.

The number of members of the Board was confirmed at seven. Mr. Svante Adde, Mr. Stig Gustavson, Mr. Matti Kavetvuo, Ms. Malin Persson, Mr. Timo Poranen, Mr. Björn Savén and Mr. Stig Stendahl were re-elected as members of the KCI Konecranes Board of Directors. The term of the Board ends at the next Annual General Meeting.

The AGM confirmed an annual fee of EUR 65,000 for the Chairman of the Board, EUR 40,000 for the Vice Chairman of the Board, and EUR 25,000 for other Board members and that 40 % of the annual fee will be used to acquire KCI Konecranes Plc shares from the market to each Board member. Should the receipt of shares entail administrative difficulties for a Board member the compensation will be paid in its entirety in cash. In addition, compensation of EUR 1,000 was approved for attendance at Board committee meetings.

Authorized public accountant Ernst & Young Oy was elected as the Company's external auditors as of the financial year 2006.

Amendment to the Articles of Association

The AGM also adopted the Board's proposal to abolish the nominal value of shares and to amend the Article 4 of the Articles of Association so that the company shall have a minimum of forty million (40,000,000) and a maximum of one hundred sixty million (160,000,000) shares.

Increase of the Number of Shares (Share Split)

In order to improve the company's share liquidity, the AGM adopted the Board's proposal to quadruple the number of shares from 14,601,030 to 58,404,120 shares without increasing the share capital. As a result of the share split, each share with an accounting par value of 2.00 euro will be split into four (4) shares with an accounting par value of 0.50 euro each. The new number of shares will be recorded in the Trade Register on or about 17 March, 2006 and trading in these shares will commence on or about 20 March, 2006.

The number of shares that can be subscribed for with KCI Konecranes 1997, 1999, 2001 and 2003 option rights is increased in proportion to the share split. The total accounting par value of shares to be subscribed for and the total subscription price remain unchanged as required by the terms of the stock option plans.

As a result, one 1997 option right will entitle to subscription of four (4) shares to a total price of 26.07 euro corresponding to 6.5175 euro per share. One 1999 B-series option right will entitle to subscription of four hundred

(400) shares to a total price of 3,300 euro corresponding to 8.25 euro per share. One 2001 A or B-series option right will entitle to subscription for four hundred (400) shares to a total price of 3,400 euro corresponding to 8.50 euro per share. One 2003 A-series option right will entitle to subscription of four (4) shares to a total price of 19.56 euro corresponding to 4.89 euro per share; one 2003 B-series option right will entitle to subscription of four (4) shares to a total price of 21.62 euro corresponding to 5.405 euro per share; and one 2003 C-series option right will entitle to subscription of four (4) shares to a total price of 25.00 euro corresponding to 6.25 euro per share.

Authorisation of the Board of Directors to Repurchase the Company's Own Shares

The AGM adopted the Board's proposal to authorise the Board of Directors to resolve to repurchase the Company's own shares by using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled. Altogether no more than 5,840,412 shares may be repurchased, however no more than the amount of shares, which together with shares held by the Company or its subsidiaries corresponds to 10 per cent of the share capital of the Company and of the voting rights attached to all the shares. The above mentioned maximum amount of shares corresponds to the situation after the share split.

This authorisation shall replace the authorisation given at the Annual General Meeting of Shareholders of 2005 to repurchase own shares, which authorisation is in force until 9 March 2006. This authorisation shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 7 March 2007.

Authorisation of the Board of Directors to Dispose of Own Shares Repurchased by the Company

The AGM adopted the Board's proposal to authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 5,840,412 shares. The number of shares covered by the authorisation corresponds to a maximum of 10 per cent of the share capital of the Company and of the voting rights attached to all the shares. The shares may be disposed of in one or several lots of shares. The above mentioned maximum amount of shares corresponds to the situation after the share split.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. When disposing of own shares customary derivative, share lending or other arrangements may be used within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

This authorisation shall replace the authorisation given at the Annual General Meeting of Shareholders of 2005 to dispose of own shares, which authorisation is in force until 9 March 2006. This authorisation shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 7 March 2007.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358-20 427 2011

DISTRIBUTION
Helsinki Stock Exchange
Media

SHARE SUBSCRIPTIONS UNDER KCI KONECRANES' STOCK OPTIONS

A total of 171 700 new KCI Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	52 500	26.07
1999 B-series	35 500	33.00
2001 A-series	61 700	34.00
2003 A-series	22 000	19.56

Following these subscriptions KCI Konecranes' share capital will increase by EUR 343 400 totalling EUR 29 545 460. The number of shares will increase by 171 700 shares to 14 772 730 shares.

The new shares will be recorded in the Trade Register on or about 15 March, 2006 (shares subscribed under 1997 stock options) and 16 March, 2006 (shares subscribed under 1999 B-series, 2001 A-series and 2003 A-series stock options). The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 17 March, 2006.

The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANSE PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media